シャーマン アンド スターリング外国法事務弁護士事務所

SHEARMAN & STERLING LLP

FAX: (81 3) 5251-1602
WWW.SHEARMAN.COM

FUKOKU SEIMEI BUILDING, 5TH FLOOR
2-2-2 UCHISAIWAICHO, CHIYODA-KU
TOKYO 100-0011

TEL: 81-3-5251-1601

ABU DHABI
BEIJING
BRUSSELS
DÜSSELDORF
FRANKFURT
HONG KONG
LONDON
MANNHEIM
MENLO PARK
MUNICH
NEW YORK
PARIS
ROME
SAN FRANCISCO
SÃO PAULO
SINGAPORE
TOKYO
TORONTO
WASHINGTON, D.C.

WRITER'S DIRECT NUMBER:
81-3-5251-1601

June 30, 2005

Rule 12g3-2(b) File No. 82-3326

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Optical Co Ltd
Olympus ~~Corporation~~
<u>Rule 12g3-2(b) File No. 82-3326</u>

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Olympus Corporation (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

Enclosed please find two English version press releases issues by the Company on February 18, 2005 and February 24, 2005. Between February 3, 2005 and March 9, 2005, the company issued thirteen press releases in Japanese. No English versions or translations have been prepared for these thirteen press releases. We have prepared English summaries to these Japanese language press releases below:

- Press release, dated February 3, 2005 on the launch of "SolemioENDO Belle", endoscopes business support system that improves efficiency of the endoscopes and achieves high levels of cost-performance.

dlw 7/5

- Press release, dated February 8, 2005 on the launch of "CAMEDIA C-7070 Wide Zoom", high-grade compact digital camera equipped with high-performance 27 mm – 110 mm wide-angle lens and 7.1-mega pixel, high resolution CCD.

- Press release, dated February 15, 2005, on the launch of "M-XD1GM" Type M Series, xD-Picture Cards, recording media for 1GB high-capacity micro miniature cameras.

- Press release, dated February 16, 2005, on the launch of "EICP-D HDTV/EICP-D", portable image recording device that records endoscopic images onto DVD-RAM digitally.

- Press release, dated February 22, 2005, on the launch of "CAMEDIA X-550", 4.0 mega pixel, 3X zoom compact camera with a simple design and user friendly.

- Press release, dated February 23, 2005, on the launch of "7x21 PC III Classic", Porro prism, light-weight, portable compact binoculars.

- Press release, dated February 23, 2005, on the launch of "Coleman Binoculars 8x21", Porro prism, light-weight, portable binoculars with a stylish design, co-produced by Coleman Japan Co., Ltd.

- Press release, dated February 28, 2005, on the establishment of "Olympus Bio-Imaging Laboratory" for cancer and molecular imaging researching purposes, co-founded by the Japanese Foundation for Cancer Research.

- Press release, dated March 1, 2005, on the launch of "i:robe IR-300", digital camera with "Photo-deco" framing features and "S-DVD-100", DVD storage capable of storing images onto DVD without the use of PCs.

- Press release, dated March 2, 2005, on the limited time offer between late April through October 11, 2005, of "FERRARI SPEED VIEW 8x21", compact binoculars officially accredited by FERRARI, from late April through October 11, 2005.

- Press release, dated March 8, 2005, on the launch of "μ-mini DIGITAL S KISEKAE Color Present Campaign."

- Press release, dated March 8, 2005, on the launch of "μ-mini DIGITAL S", 5.0-mega pixel, 2X zoom waterproof compact camera.

- Press release, dated March 9, 2005, on the launch of "PK7300", automatic blood transfusion test device for conducting blood typing tests and preliminary screenings for infections such as HIV and syphilis.

On March 18, 2005, the Company filed with the Tokyo Stock Exchange, its notice on the execution of the final stock purchase agreement with R/D Tech Inc.. No English translation or version has been prepared. We have furnished an English summary of the filing below:

- Japanese-language notice on the Company's execution of the final stock purchase agreement with R/D Tech Inc. on its 100% purchase of R/D Tech Inc.'s shares for approximately 117 million Canadian dollars. Notice includes:

    1. Purpose of stock purchase
    2. Corporate summary of R/D Tech Inc.
    3. Names of subsidiaries
    4. Major stock purchasers and number of shares to be purchased
    5. Number of shares to be purchased, purchase prices and ownership of shares before and after the purchase
    6. Execution date of the consignment agreement and the delivery date
    7. Outlook for the current fiscal term

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Please do not hesitate to contact me at (81)-3-5251-1601 if you have any questions regarding the enclosed information.

Very truly yours,

Mako Sasaki / Kab

Mako Sasaki

Enclosures

OLYMPUS

Your Vision, Our Future

I N F O R M A T I O N

February 18, 2005

Interchangeable Lenses for Olympus E-System "Designed for Digital" SLRs

Development of ZUIKO DIGITAL ED 14-35mm F2.0, ZUIKO DIGITAL ED 35-100mm F2.0 and ZUIKO DIGITAL ED 90-250mm F2.8 Lenses

World's First Fixed-Type Large-Aperture F2.0 Zoom Lenses*

Olympus Imaging Corporation (President: Hiroshi Komiya) is pleased to announce the development of three new "Designed for Digital" interchangeable fixed-type large-aperture zoom lenses for use with the Olympus E-System digital SLR camera system. The ZUIKO DIGITAL ED 14-35mm (28-70mm) F2.0 Lens, the ZUIKO DIGITAL ED 35-100mm (70-200mm) F2.0 Lens and the ZUIKO DIGITAL ED 90-250mm (180-500mm) F2.8 Super Telephoto Lens all comply with the Four Thirds System. They are due to go on sale progressively in the fall of 2005.**

Together with the ZUIKO DIGITAL ED 7-14mm (14-28mm) F4.0 Lens due for release in March 2005, the three new lenses will create a new line up of fixed-aperture zoom lenses designed to deliver optimal image quality with digital photography. These products meet professional specifications and cover a broad range of focal lengths, from ultra-wide (7mm (14mm)) to super-telephoto (250mm (500mm)).

The ZUIKO DIGITAL ED 14-35mm F2.0 and the ZUIKO DIGITAL ED 35-100mm F2.0 lenses take full advantage of the advanced features of the Four Thirds System and are the first lenses in the world* to provide F2.0 brightness over the full zoom range. In combination, these two lenses will give photographers the freedom to use the F2.0 aperture over focal lengths ranging from wide-angle (14mm (28mm)) to telephoto (100mm (200mm)). For their optical systems, the two lenses have Super ED or ED lens elements designed to minimize chromatic aberration at F2.0 and deliver images with optimal resolution and contrast. They will open up a new dimension of photographic versatility made possible by F2.0 brightness. The ZUIKO DIGITAL ED 90-250mm F2.8 Lens features an aperture of F2.8 over its entire super-telephoto focal length of 250mm (500mm). With this lens the user can instantly obtain optimal framing, an important advantage for sports and nature photography, where positioning for shots is often subject to constraints. This lens uses ED lens elements for its optical system, eliminating chromatic aberration to the maximum possible extent at F2.8 for optimal resolution and contrast. All three lenses will feature a circular aperture diaphragm that will allow the photographer to take wide-aperture shots with just the right amount of background blurring. For reliable performance under the severe conditions in which many professional photographers work, the lens will also be designed to provide excellent resistance to splashing and dust.

*Among interchangeable lenses for SLRs. As of February 18, 2005.

Note: Figures in parentheses indicate equivalent focal lengths for a 35mm film camera lens.

** Formerly a part of Olympus Corporation; established as a separate company on October 1, 2004.

Note: The imaging systems business of Olympus Corporation was restructured as a separate company, Olympus Imaging Corporation on October 1, 2004.

Note:The company names and product names specified in this release are the trademarks or registered trademarks of each company.

For further information, please contact:
Public Relations, Olympus Corporation
Shinjuku Monolith, 2-3-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo 163-0914
Tel: +81-3-3340-2374 Fax: +81-3-3340-2130
Home page: http://www.olympus.co.jp

OLYMPUS

Your Vision, Our Future

I N F O R M A T I O N

February 24 2005

Voice-Trek V-20 Digital Voice Recorder

Separate-type design with USB connector for direct linkage to a computer

- USB storage class device — can be used to store document, images, etc.
- 128MB of memory, support for high-quality WMA stereo recording

The information contained in this news release applies only to the Japanese market.

Olympus Imaging Corporation* (President: Hiroshi Komiya) is pleased to announce the introduction of the Voice-Trek V-20 Digital Voice Recorder. The Voice-Trek V-20 features an innovative separate-type design that allows direct connection to a computer's USB port. With 128MB of memory, the Voice-Trek V-20 can record up to 45 hours 40 minutes of sound. It will go on sale on March 18, 2005

The Voice-Trek V-20 is the latest addition to the Voice-Trek V Series of products. With their innovative designs and superb functionality, these products were developed by Olympus Imaging as a new concept in digital voice recording with the emphasis on ease of use for recording anywhere, anytime. A novel feature of the new Voice-Trek V-20 is its separate-type design, which allows the battery unit to be detached from the recorder and plugged directly into a USB port. USB storage-class support enables the Voice-Trek V-20 to be used as a portable storage device for documents, images and other types of files, making it the ideal portable data accessory for a wide range of business purposes.

Product Name	MSRP	Launch Date	Monthly Production
"Voice-Trek V-20"	Open pricing	March 18, 2005	5,000 units

Main Features

1. Slim, compact, lightweight body with innovative separate-type design allowing direct computer connection via USB port
2. Low power consumption — extended recording on a single battery
3. USB storage-class support for document and image files
4. 128MB on-board memory for up to 45 hours 40 minutes of recording — ideal for a wide range of recording uses, including high-quality stereo
5. Support for widely used WMA format
6. Slow play/fast play functions


OLYMPUS

<Voice-Trek V-20>

* Formerly a part of Olympus Corporation; established as a separate company on October 1, 2004.

Details of Main Features

1. Slim, compact, lightweight body with innovative separate-type design for direct computer connection via USB port

With the Voice-Trek V-20 Olympus has introduced a new concept in digital voice recorders. The recorder section of the Voice-Trek V-20 separates from the battery unit to provide access to a USB connector, which can be plugged directly into a computer's USB port without the need to use a special cable or cradle※. Because the Voice-Trek V-20 is powered by a single AAA battery, it has been possible to reduce the size of the recorder still further compared with earlier products to create an extremely compact, lightweight design. Weighing just 54g with a battery inserted, the Voice-Trek V-20 is the ideal portable recorder.

※ Direct connection may not be possible in certain computer environments. In such cases a separate cable will be required.

2. Low power consumption for extended recording on a single AAA battery

The Voice-Trek V-20 features a new type of processor in its main audio signal processing system. Other electrical components have also been extensively updated to create a circuit design with minimal power consumption. Major efficiency improvements have also reduced power consumption in the recording process, and the overall power requirements of the Voice-Trek V-20 are around 40% lower compared with earlier products. As a result, it is able to record over 13 hours of sound (monaural mode) on a single AAA battery.

3. USB storage-class support for document and image files

USB storage-class support means that the Voice-Trek V-20 can also be used as a USB storage device for documents and images as well as audio files. Up to 128MB of data (equivalent to about 80 floppy disks) can be carried for use in a wide range of business applications.

* When the recorder is used to store data, recording times will be reduced.

4. 128MB on-board memory for up to 45 hours 40 minutes of recording — ideal for a wide range of recording uses, including high-quality stereo

With 128MB of on-board memory, the Voice-Trek V-20 can hold up to 45 hours 40 minutes of sound recording (long-play mode). The built-in high-quality stereo microphone allows the Voice-Trek V-20 record in high-quality stereo (SHQ), as well as in three monaural modes: high-quality (HQ), standard (SP) and long-play (LP). The SHQ mode is ideal for business uses, such as conference recording, since it allows the Voice-Trek V-20 to record the voices of multiple speakers with excellent clarity and provide extremely realistic playback.

◆Maximum Recording Times in Each Mode◆

Recording Mode	SHQ Stereo High-Quality (stereo)	HQ High-Quality (monaural)	SP Standard (monaural)	LP Long-Play (monaural)
Recording Time	Approx. 4 hr 20 min	Approx. 8 hr 50 min	Approx. 17 hr 25 min	Approx. 45 hr 40 min

Note: The above figures are for continuous recording times. With intermittent recording, times may be shorter than stated here.

5. Support for widely used WMA format

In all modes, the Voice-Trek V-20 compresses recordings in the widely used WMA*1 format. The resulting files can be played back on Windows Media Player, which has been a standard feature of all Windows operating systems since Windows Me*2. The WMA format is extremely convenient, since it allows audio files to be played and shared without the need to install specialized software.

※1 Microsoft has provided the WMA audio format as a standard feature on its operating systems since Windows Me. It combines superior sound quality with excellent compression.
※2 Macintosh users can play files using WMP for MAC (freeware).

6. Slow play / fast play functions

The Voice-Trek V-20 has slow play/fast play functions for easy reviewing of recordings. The playback speed can be increased to 1.5 times or decreased to 0.75 times normal speed to allow rapid reviewing of long conference recordings or careful checking of indistinct passages. This feature is convenient for a wide range of uses, including business and language study. The pitch of the recording is automatically adjusted according to the playback speed to provide natural sound that similar to normal playback.

Other Features

- Control buttons marked in Japanese for ease of recognition
- Index marking function for quick location of passages for playback
- Variable control voice actuator (VCVA) — automatically starts and stops recording in response to sound input
- Simple and easy to operate

Voice-Trek V-20 : Main Specifications

Recording Format	WMA (Windows Media Audio) format
Recording Medium	128 MB built-in flash memory
Recording Time	Stereo High Quality (SHQ) mode: approx. 4 hr. 20 min. High Quality (HQ) mode: approx. 8 hr. 50 min Standard Play (SP) mode: approx. 17 hr. 25 min. Long Play (LP) mode: approx. 45 hr. 40 min.
Sampling Frequency	Stereo High Quality (SHQ) mode: 44kHz High Quality (HQ) mode: 44kHz Standard Play (SP) mode: 22kHz Long Play (LP) mode: 8kHz
Overall Frequency Response	Stereo High Quality (SHQ) mode: 100~15,000Hz High Quality (HQ) mode: 100~12,000Hz Standard Play (SP) mode: 100~5,000Hz Long Play (LP) mode: 100~2,000Hz
No. of Folders	5 (A,B, C, D, E)
No. of Messages	Max. 199 per folder; (total: 995)
Recommended Input Level	-70dBv
Speaker	16mm-diameter round dynamic speaker
Volume Control	31-step button control
Effective Output	Max. 100mW
Earphone Jack (Stereo)	3.5 mm-diameter (approx. 8 Ω impedance)
Microphone Jack (Stereo)	3.5 mm-diameter (approx. 2k Ω impedance)
Continuous Battery Life	Recording Stereo: approx. 9 hr. Monaural: approx. 13 hr. Playback Approx. 6 hr. (Based on in-house testing with alkaline batteries)
Power Supply	Rated voltage DC1.5V One AAA (R03/LR03) battery or BR401 Ni-MH battery pack
Dimensions	94 (H) x 40 (W) x 15.1 (D) mm (excluding protrusions)
Weight	54g (including alkaline batteries)
V-20 Accessories	Stereo earphones (E30), one AAA alkaline battery, USB extension cable, neck strap, instructions

For further information, please contact:
Public Relations and Investor Relations Department, Olympus Co., Ltd.
Shinjuku Monolith, 2-3-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo 163-0914
Tel: +81-3-3340-2374 Fax: +81-3-3340-2130
Home page: http://www.olympus.co.jp



シャーマン アンド スターリング外国法事務弁護士事務所

SHEARMAN & STERLING LLP

FAX: (81 3) 5251-1602
WWW.SHEARMAN.COM

FUKOKU SEIMEI BUILDING, 5TH FLOOR
2-2-2 UCHISAIWAICHO, CHIYODA-KU
TOKYO 100-0011

TEL: 81-3-5251-1601

ABU DHABI
BEIJING
BRUSSELS
DÜSSELDORF
FRANKFURT
HONG KONG
LONDON
MANNHEIM
MENLO PARK
MUNICH
NEW YORK
PARIS
ROME
SAN FRANCISCO
SÃO PAULO
SINGAPORE
TOKYO
TORONTO
WASHINGTON, D.C.

WRITER'S DIRECT NUMBER:
81-3-5251-0202

June 30, 2005

Rule 12g3-2(b) File No. 82-3326

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Olympus Corporation
Rule 12g3-2(b) File No. 82-3326

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Olympus Corporation (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

The company has filed with the Tokyo stock exchange, three documents in Japanese. No English translations or versions of the documents have been prepared. We have furnished an English summary of the filing below:

- On May 30, 2005, a resolution outlining the Company's policies pertaining to possible responses to large-scale acquisitions of the Company's shares was adopted and filed. This policy outlines the procedures that the Company will take in the event that over 20% of its shares will be held by a single shareholder through a large-scale acquisition.

- On May 30, 2005, the Company filed, in Japanese without preparing an English translation, its plan to add two members to the Company's board of directors on the condition that the members are approved at the next shareholders' meeting to be held on June 29, 2005.

- On June 14, 2005, the Company also filed, in Japanese without preparing an English translation, its notice of convocation for the 137th general shareholders' meeting. The Company also filed its business records for the year ended March 31, 2005, with the notice.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Please do not hesitate to contact me at (81)-3-5251-0202 if you have any questions regarding the above information.

Very truly yours,

Mako Sasaki /kab

Mako Sasaki